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JNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41965

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LEVEL FOUR FINANCIAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12400 COIT ROAD, SUITE 700
(No. and Street)

DALLAS	TX	75251
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Hopkins	603-216-8933	thopkins@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs PC
(Name – if individual, state last, first, and middle name)

3535 Roswell Road - Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Whitehead, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Level Four Financial, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, Alabama State at Large
Marion Flynn
Expires 5/21/2028

Signature: [signature]

Title:
President

Notary Public [signature] 4·15·2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LEVEL FOUR FINANCIAL, LLC
Financial Statement for the Year Ended December 31, 2024
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Level Four Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Level Four Financial, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Level Four Financial, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Level Four Financial, LLC's management. Our responsibility is to express an opinion on Level Four Financial, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Level Four Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2025

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

LEVEL FOUR FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2024

ASSETS

Cash and cash equivalents	$	3,057,040
Commissions receivable		151,864
Receivables from reps		18,125
Receivable from affiliates		1,665,500
Property and equipment, at cost, less accumulated depreciation and amortization of 97,796		4,030
Prepaid expenses and other assets		269,032
Total assets	$	5,165,591

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	172,823
Commissions payable		118,011
Payroll payable to ultimate parent		187,608
Due to affiliates		389,500
Total liabilities		867,942
Members' equity		4,297,649
Total liabilities and members' equity	$	5,165,591

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Level Four Financial, LLC (the "Company"), a Texas limited liability company organized in February 2021, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and other various exchanges. The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Dallas, Texas. The members of Harbor Financial Services, LLC sold 24% of their interest in the Company in 2020. The remaining sale of 76% was approved by FINRA on February 18, 2021.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including brokerage commissions, mutual fund 12b-1 fees, variable insurance annuity fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note B), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 54 percent of its total revenues from a single revenue product line.

Income Taxes: The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to the Parent and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

The Company is evaluating new accounting standards and will implement as required.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modify retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2024 or net income for the preceding year-end. Services within the scope of ASC 606 include,

a. Investment Advisory, Investment Brokerage (including income earned on riskless principal transaction)
b. Mutual fund and 12b-1 fees

See below for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Investment Brokerage and Bond Trading Commissions (Gross): The Company earns commissions from its contracts with brokerage customers to transact on their account. Commissions are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed.

Mutual Fund(pooled investment vehicles) and 12b1 fees: Mutual Funds or pooled investment vehicles (collectively,"funds") have entered into agreements with the Company to distribute/sell its shares to investors. Fees are paid up front and over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value [NAV]), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge [CDSC]), or as a combination thereof. Revenue is recognized monthly as services are provided.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Variable Insurance and Annuity Fees: The Company earns distribution fees paid by the fund or insurance provider to cover distribution expenses, which include marketing and selling expenses. The fee is calculated based on a flat rate multiplied by the daily net asset value of the fund or account value of the insurance or annuity contract. Revenue is recognized monthly as services are provided.

Receivables from Representatives: The Company records receivables from representatives at net realizable value. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2024 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible. The receivable from representatives was $18,125 at December 31, 2024. The receivable from representatives at January 1, 2024 was $319,654.

Commissions Receivables: Represents amount due from its clearing broker, 12b-1 fees, and insurance commissions, all of which is considered collectible. The receivable at December 31, 2024 was $151,864. Commissions receivable at January 1, 2024 was $183,216.

Receivable Negotiated Ticket Charge: Represents amounts due from the clearing broker for reimbursement for ticket charges. The receivable at December 31, 2024 was $0. The amount is paid to the Company quarterly. The receivable from negotiated ticket charges was $187,531 at January 1, 2024.

Accounts Receivables: Represents receivable from an insurance claim, registered representatives for rent, and overhead, all of which is considered collectible. Accounts receivable at December 31, 2024 was $0.

Compensated Absences: Employees of the Company are entitled to paid absences based on length of service. It is impractical to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees and that all accrued compensatory time is non-vested upon termination.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be between three and seven years.

Subsequent Events: The Company has evaluated all events or transactions that occurred after December 31, 2024 through April 15, 2025 the date of this financial statement, which is the date that the financial statements were available to be issued.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $2,048,793, which was $1,948,793 more than its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .48 to 1.0.

NOTE C - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE D – PROPERTY, EQUIPMENT AND SOFTWARE

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2024	
Furniture and office equipment	$ 97,576
Software development	4,250
Accumulated depreciation	(97,796)
Property and equipment, net	$ 4,030

Depreciation and amortization is $1,286 for the year ending December 31, 2024.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

Rental income is from rent charged to the Company's registered representatives. It is included in representative fees on the statement of operations.

The Company had no commitments and no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

NOTE F - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2019, The Company adopted ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31,2024:

The average discount rate is 3% and the weighted average remaining lease term for the operating lease expired in February 2024.

Rent expense for 2024 totaled $334,325 and is included in the occupancy expense line item on the Statement of Operations.

NOTE G - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement effective March 1, 2021, most recently updated July 1, 2023, with the Parent to share certain management, compliance, administrative staff, office space, office supplies, utilities, computers, interest expense and other facilities fees. In 2024 the total allocated expenses under the expense sharing agreement were $2,028,682 of which $353,566 was payable as of December 31, 2024. The Company paid direct expenses of $63,386 and paid representatives $182,178 in 2024 on behalf of the Parent; $212,052 was receivable as of December 31, 2024.

Our ultimate parent is the common pay master for processing payroll for all related companies. Payroll of $187,608 is payable to the ultimate parent as of December 31, 2024 and is included in liabilities on the accompanying financial statements.

In 2022, management transferred the Company's investment advisory business to its RIA affiliate, Level Four Advisory Services, LLC. Advisory fees of $2,547,284 were transferred to the affiliate, and reimbursements to the Company for uncollected representative fees and costs of $397,105 received or receivable from the affiliate in 2024. The affiliate paid direct expenses on the behalf of the company of $5,400. The net amount receivable from the affiliate was $625,698 as of December 31, 2024.

During the year the Company paid direct expenses of $673,700 on behalf of three other affiliates; $791,816 was receivable from these affiliates as of December 31, 2024.

At December 31, 2024, a net amount of $1,088,392 is receivable from affiliated entities and included on the accompanying financial statements:

Due to Parent	$ (353,566)
Due from Parent	212,052
Payroll payable to ultimate parent	(187,608)
Due from affiliate	625,698
Due from affiliates	791,816
	$ 1,088,392
Statement of Financial Condition:	
Receivable from affiliates	$ 1,665,500
Payroll payable to ultimate parent	(187,608)
Due to affiliates	(389,500)
	$ 1,088,392